05058818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission file number 333-75362

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Contractor Services, Inc. 401(k) Plan
(formerly Masco Contractor Services, Inc. Salaried 401(k) Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

This manually signed Form 11-K consists of 15 pages.
The exhibit index appears on page 14.

MASCO CONTRACTOR SERVICES, INC. 401(k) PLAN

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Contractor Services, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Contractor Services, Inc. 401(k) plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 20, 2005

MASCO CONTRACTOR SERVICES, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

ASSETS

	2004	2003
Investments, at fair value:		
Mutual funds	$ 69,911,566	$ 62,677,956
Company stock fund	9,869,387	8,341,332
Participant loans receivable	1,884,246	1,378,985
Total investments	81,665,199	72,398,273
Receivables:		
Employer contributions	8,516	8,179
Participant contributions	37,901	38,102
Net assets from plan mergers (Note A)	60,254,962	---
Total receivables	60,301,379	46,281
NET ASSETS AVAILABLE FOR BENEFITS	$141,966,578	$ 72,444,554

The accompanying notes are an integral part of the financial statements.

MASCO CONTRACTOR SERVICES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2004

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 6,727,187
Interest and dividend income	1,543,790
Total investment activity	8,270,977
Participant contributions	3,872,005
Employer contributions	852,769
Prior employer ESOP	285,816
Net transfers into the Plan (Note A)	61,817,512
Total additions	75,099,079
Deductions:	
Benefit payments	5,575,776
Other, net	1,279
Total deductions	5,577,055
Net increase	69,522,024
Net assets available for benefits:	
Beginning of year	72,444,554
End of year	$141,966,578

The accompanying notes are an integral part of the financial statements.

MASCO CONTRACTOR SERVICES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Contractor Services, Inc. ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Generally, participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of 27 investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

A. Description of Plan, continued:

7. *Forfeited Employer Contributions.* At December 31, 2004, forfeited nonvested employer contributions totaled $32,755 and will be used to reduce future employer contributions and plan fees.

Effective January 1, 2004, Masco Administrative Services, Incorporated - Fairhaven, New Jersey was added as a currently participating employer.

Effective January 1, 2004, Masco Contractor Services West, Incorporated - Superior Contracting Corporation was added as a currently participating employer.

Effective May 1, 2004, The Credit Suisse Emerging Growth Fund changed its name to the Credit Suisse Mid-Cap Growth Fund.

Effective July 30, 2004, the Fidelity Low-Priced Stock Fund closed to all participants without a prior balance in the fund.

Effective October 1, 2004, eleven new investment options were added to the Plan as follows:

American AAdvantage Small Cap Value Fund-PA Class, Artisan Mid Cap Fund-Investor Class, Fidelity Diversified International Fund, Fidelity Freedom 2005 Fund℠, Fidelity Freedom 2015 Fund℠, Fidelity Freedom 2025 Fund℠, Fidelity Freedom 2035 Fund℠, Fidelity Freedom 2040 Fund®, JP Morgan Mid Cap Value Fund-Institutional Class, Managers Special Equity Fund, and PIMCO Total Return Fund-Administrative Class.

In addition, effective October 1, 2004, five funds were no longer available for contributions or exchanges and were subsequently eliminated from the investment options on December 1, 2004. On that date, unless specifically requested, balances from and future contributions to the following five funds were directed to the replacement funds indicated below:

(a) PIMCO Total Return Fund-Administrative Class replaced AIM Income Fund Investor;
(b) Artisan Mid Cap Fund-Investor Class replaced Credit Suisse Mid-Cap Growth Fund and INVESCO Dynamics Fund;
(c) Fidelity Independence Fund replaced Dreyfus Founders Growth Fund; and
(d) Fidelity Diversified International Fund replaced Credit Suisse International Focus Fund.

Effective December 31, 2004, the Plan name changed to Masco Contractor Services, Inc. 401(k) Plan.

Effective December 31, 2004, Masco Contractor Services Central, Inc. was added as a currently participating employer, and both hourly and salaried account balances merged into the Plan. As a result of this event, the related net assets of $49,196,986 transferred into the Plan in January 2005 and are reflected as a receivable in the accompanying financial statement as of December 31, 2004.

Effective December 31, 2004, Service Partners, LLC was added as a currently participating employer. As a result of this event, the related net assets of $11,057,976 transferred into the Plan in January 2005 and are reflected as a receivable in the accompanying financial statement as of December 31, 2004.

A. Description of Plan, concluded:

During 2004, several transfers were executed within the Masco Contractor Services Inc. 401(k) Plan, Masco Contractor Services, Inc. Hourly 401(k) Plan and the Masco Corporation Salaried 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidations now have a single account in the plan in which they are currently active. Total transfers of net assets into the plan amounted to $1,562,550.

B. Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services using quoted market prices at December 31, 2004 and 2003.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

B. Accounting Policies, concluded:

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

C. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31, 2004 and 2003.

	2004	2003
Fidelity Fund, 190,911 and 192,683 shares, respectively	$ 5,704,408	$ 5,410,536
Fidelity Magellan® Fund, 48,693 and 47,345 shares, respectively	$ 5,053,798	$ 4,627,475
Fidelity Retirement Government Money Market Portfolio, 12,027,590 and 12,142,984 shares, respectively	$12,027,590	$12,142,984
Fidelity Overseas Fund, 148,000 and 157,752 shares, respectively	$ 5,236,257	$ 4,958,143
Fidelity Equity Income II Fund, 277,946 and 278,818 shares, respectively	$ 6,673,474	$ 6,351,484
INVESCO Dynamics Fund, 0 and 424,228 shares, respectively	$ ---	$ 6,253,127
Artisan Mid Cap Fund-Investor Class, 362,025 and 0 shares, respectively	$10,701,459	$ ---
Fidelity Intermediate Bond Fund, 388,137 and 391,420 shares, respectively	$ 4,083,204	$ 4,172,542
Masco Corporation Company Stock Fund, 810,294 and 906,667 shares, respectively	$ 9,869,387	$ 8,341,332
Credit Suisse Emerging Growth Fund, 0 and 175,156 shares, respectively	$ ---	$ 4,799,280

During 2004, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated in value by $6,727,187 as follows:

Mutual Funds	$ 4,260,260
Masco Corporation Company Stock Fund	2,466,927
	$ 6,727,187

D. Income Tax Status:

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. Plan Termination:

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Contractor Services, Inc. 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

F. Subsequent Events:

Effective January 3, 2005, a new investment option (Blended Income Fund) will be added to the Plan and replace the current Fidelity Retirement Government Money Market Portfolio.

MASCO CONTRACTOR SERVICES, INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	Current Value
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust-Class A 41,690 shares	$ 772,098
*	AMR Investments	American AAdvantage Small Cap Value Fund-PA Class 63,694 shares	1,268,137
*	Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 362,025 shares	10,701,459
*	J.P. Morgan Investment Management	JP Morgan Mid Cap Value Fund-Institutional Class 14,663 shares	326,996
*	The Managers Funds LLC	Managers Special Equity Fund 134 shares	12,098
*	Pacific Investment Management Company	PIMCO Total Return Fund-Administrative Class 80,295 shares	856,749
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 190,911 shares	5,704,408
		Fidelity Magellan® Fund 48,693 shares	5,053,798
		Fidelity Intermediate Bond Fund 388,137 shares	4,083,204
		Fidelity Independence Fund 280,105 shares	4,994,269
		Fidelity Overseas Fund 148,000 shares	5,236,257
		Fidelity Low-Priced Stock Fund 134,333 shares	5,406,909
		Fidelity Equity Income II Fund 277,946 shares	6,673,474
		Fidelity Diversified International Fund 31,592 shares	904,810
		Fidelity Retirement Government Money Market Portfolio 12,027,590 shares	12,027,590

Information certified as complete and accurate by Fidelity Management Trust Company, the trustee.

000011

MASCO CONTRACTOR SERVICES, INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2004

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Spartan® U.S. Equity Index Fund 51,328 shares	2,199,933
		Fidelity Freedom Income Fund® 24,582 shares	277,034
		Fidelity Freedom 2000 Fund® 28,112 shares	339,594
		Fidelity Freedom 2010 Fund® 73,174 shares	996,626
		Fidelity Freedom 2020 Fund® 62,141 shares	867,488
		Fidelity Freedom 2030 Fund® 85,731 shares	1,207,092
		Fidelity Freedom 2035 Fund[SM] 135 shares	1,543
		Masco Corporation Company Stock Fund 810,294 shares	9,869,387
	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 4.0% - 11.5%	1,884,246
			$ 81,665,199

Information certified as complete and accurate by Fidelity Management Trust Company, the trustee.

000012

* These investments are with a party-in-interest.

MASCO CONTRACTOR SERVICES, INC. 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Contractor Services, Inc. 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Contractor Services, Inc. 401(k) Plan

Date: June 22, 2005 By: ______________________

Timothy Wadhams
Senior Vice President and Chief Financial Officer
Authorized Signatory

MASCO CONTRACTOR SERVICES, INC. 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75362) of Masco Corporation of our report dated June 20, 2005 relating to the financial statements of Masco Contractor Services, Inc. 401(k) Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 22, 2005